FOR IMMEDIATE RELEASE

FORMULA SYSTEMS (1985) LTD. ANNOUNCES DISTRIBUTION OF CASH DIVIDEND TO ITS SHAREHOLDERS

Herzliya, Israel, March 25, 2008 — Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its board of directors has approved the distribution of a cash dividend to the holders of Formula ordinary shares, payable on April 24, 2008 (the "Distribution Date") with respect to each outstanding Formula ordinary share held as of the close of business day on April 9, 2008, (the "Record Date") subject to withholding tax as described below.

The cash distribution will be in the amount of 2.65 New Israeli Shekels (NIS) per ordinary share, (approximately $0.76 per share), or NIS 35 million in the aggregate (approximately $10 million). The ex-dividend date for the purpose of trading of the ordinary shares and the American Depository Shares ("ADS's") in the Tel Aviv Stock Exchange and NASDAQ is April 10, 2008.

On the Distribution Date, each Formula shareholder will receive a cash amount, net of Israeli withholding taxes at a rate of 20%, unless such holder has presented to Formula sufficient evidence of its exemption from withholding taxes in accordance with the requirements of Israeli law.

The dividend to be distributed to holders of Formula ADSs will be released to Formula’s depositary, The Bank of New York, net of Israeli withholding taxes as described above. As contemplated by the agreement among The Bank of New York, Formula and the holders of Formula ADS's, The Bank of New York will distribute the cash dividend (net of depositary fees) to the holders of Formula ADS's.

Guy Bernstein, CEO of Formula said: "Following 2007 good results, and cash flow derived from asset realization and dividends, the Company's board of directors has decided   to benefit shareholders with cash dividend in sums that will not limit our financial strength while going for new opportunities .   We expect to continue this policy in the future to the extent that the Company's performance will allow it."

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Naamit Salomon, CFO, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203-255-7902

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